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                              April 30, 2021

       William N. Johnston
       Chief Financial Officer
       TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.
       99 South New York Ave.
       Winter Park, Florida 32789

                                                        Re: TUSCAN GARDENS
SENIOR LIVING COMMUNITIES, INC.
                                                            Post Qualification
Amendment on Form 1-A
                                                            Filed April 21,
2021
                                                            File No. 024-10945

       Dear Mr. Johnston:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Post Qualification Amendment filed April 21, 2021

       Description of Business, page 34

   1. Please revise the organizational chart to be a clearer image and legible. Please also update the chart for the
December 2020 transaction and ownership of the Tuscan Communities.
       Principal Shareholders, page 55

   2. Please revise to identify the natural persons with voting and dispositive power over the common shares, and
identify the "various" holders of the non-voting preferred. In this regard, we note
references in the merger agreement to "dissenting shares." Please advise us whether holders had
the opportunity to dissent and if so the extent to which there were dissenting holders.
 William N. Johnston
TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.
April 30, 2021
Page 2
General

3. We note your responses to comment 1 of our letter dated April 8, 2021 and comment 2 of our letter dated March 25, 2021. We also note the statement on page 51
that you    became
      the majority, indirect owner of    Tuscan Gardens of Venetia Bay, Tuscan
Gardens of Palm
      Coast, and Tuscan Gardens of Delray Beach. Please revise Management   s
Discussion and
      Analysis, Description of Business, and where appropriate to update the impact of the
      December 2020 agreement with Tuscan Gardens Intermediate Fund and the status of operations of your facilities. In this regard,
          It is unclear why you state    yet to commence operations    or
still in lease-up    when
           it appears based on your website and disclosure that each of the Tuscan Communities has been in operation for several years;
          With respect to the transaction with Tuscan Gardens Intermediate Fund, revise to identify the specific assets and total percentage ownership interest acquired as well as
           the extent and nature of the fund   s operations, including
revenues, expenses and asset
           makeup (e.g. real property, loans secured by real property, etc) Quantify the total debt the Tuscan Communities are responsible for and how much of
           that debt you incur as a result of the December 2020 transaction; Clarify the current interest and other terms and repayment status of the loans and
              financing arrangements    associated with the Revenue Bonds
identified on pages 37
           and 38, including the    certain financing arrangements    for
Venetia Bay that are in
           default;
          Advise us how the December transaction was valued at approximately $9.9 million given disclosure indicating these projects are valued at approximately $149 million.
          It does not appear that Tuscan Gardens of Venetia Bay, Tuscan Gardens of Palm
           Coast, and Tuscan Gardens of Delray Beach have been consolidated by Tuscan
           Gardens Senior Living Communities, Inc despite your disclosure that the Company became the majority, indirect owner of these facilities in December 2020. Please explain to us why the facilities have not been consolidated by Tuscan Gardens Senior
           Living Communities, Inc. Cite any relevant accounting literature in your response.
          Please tell us how you determined it was not necessary to provide audited financial statements of the acquired facilities in accordance with Rule 8-04 or Rule 8-06 of
           Regulation S-X as applicable.

      Please contact James Lopez at 202-551-3536 with any questions.



                                                            Sincerely,
FirstName LastNameWilliam N. Johnston
                                           Division of Corporation Finance
Comapany NameTUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.
                                           Office of Real Estate & Construction
April 30, 2021 Page 2
cc:       Dr. Laurence J. Pino, Esq
FirstName LastName